			Exhibit 12.1

COLONIAL PROPERTIES TRUST

Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Combined Fixed Charges and Preferred Share Distributions

	Three Months Ended		Nine Months Ended
($ in thousands)	September 30,		September 30,
	2011	2010	2011	2010
Earnings:
Pre-tax loss before adjustment for noncontrolling interest in consolidated subsidiaries or income (loss) from equity investees,
extraordinary gain (loss), or gains (losses) on sale of properties	$(8,864)	$(10,212)	$(26,160)	$(29,639)
Amortization of interest capitalized	497	497	1,491	1,491
Interest capitalized	(122)	(280)	(245)	(950)
Distributed income of equity investees	1,012	918	3,084	4,707
Distributions to Series B preferred unitholders	(906)	(1,813)	(2,719)	(5,438)
Fixed Charges	24,931	24,472	71,176	72,911
Total Earnings	$16,548	$13,582	$46,627	$43,082

Fixed Charges:
Interest expense	22,678	21,223	64,676	63,051
Interest capitalized	122	280	245	950
Debt costs amortization	1,225	1,156	3,536	3,472
Distributions to Series B preferred unitholders	906	1,813	2,719	5,438
Total Fixed Charges	$24,931	$24,472	$71,176	$72,911

Distributions to Series D preferred shareholders	—	1,582	—	5,649

Combined Fixed Charges and Preferred Share Distributions	$24,931	$26,054	$71,176	$78,560

Ratio of Earning to Fixed Charges	(a)	(a)	(a)	(a)

Ratio of Earnings to Combined Fixed Charges and Preferred
Share Distributions	(b)	(b)	(b)	(b)

a)
For the three and nine months ended September 30, 2011, the aggregate amount of fixed charges exceeded our earnings by approximately $8.4 million and $24.5 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to fixed charges of 1.0x for such period. For the three and nine months ended September 30, 2010, the aggregate amount of fixed charges exceeded our earnings by approximately $10.9 million and $29.8 million, respectively. The deficiency of the ratio of earnings to fixed charges for the periods presented is primarily a result of non-cash depreciation and amortization expense and the classification of assets sold as discontinued operations.

b)
For the three and nine months ended September 30, 2011, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $8.4 million and $24.5 million, respectively, which is the amount of additional earnings that would have been required to achieve a ratio of earnings to combined fixed charges and preferred share distributions of 1.0x for such period. For the three and nine months ended September 30, 2010, the aggregate amount of fixed charges and preferred share distributions exceeded our earnings by approximately $12.5 million and $35.5 million, respectively. The deficiency of the ratio of earnings to combined fixed charges and preferred share distributions for the period presented is primarily a result of non-cash depreciation and amortization expense and the classification of assets sold as discontinued operations.